

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 22, 2024

Larry Zhang
President and Principal Financial Officer
CASI Pharmaceuticals, Inc.
1701-1702, China Central Office Tower 1
No. 81 Jianguo Road, Chaoyang District, Beijing, 100025
People's Republic of China

> **Re: CASI Pharmaceuticals, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Filed March 28, 2024**
> **File No. 001-41666**

Dear Larry Zhang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023

Introduction, page 4

1. We note that you have excluded Hong Kong and Macau from your definition of "China," yet it appears that you have a Hong Kong subsidiary. In future filings, please revise to clarify that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong/Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks.

Part I
Item 3. Key Information, page 7

2. In future filings, at the onset of this section, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in this section a diagram of the company's corporate structure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences